2MF Putnam Small Cap Value Fund
8/31/07 Semi Annual

Because of the electronic format for filing Form N SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A	For the six months ended August 31, 2007, Putnam Management
has assumed $457 of legal, shareholder servicing and communication, audit and Trustee fees incurred by the fund in connection with certain legal and regulatory matters.

74U1 (000s omitted)
Class A	31,469
Class B	3,927
Class C 2,332

74U2 (000s omitted)
Class M 412
Class R *
Class Y 2,666
* Represents less than 1(000s omitted)

74V1
Class A	15.81
Class B	14.44
Class C 14.48

74V2
Class M	15.03
Class R 15.80
Class Y 16.17

Additional Information About Minimum Required Investment Item 61

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Additional Information About Errors and Omissions Policy   Item
85B

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.